Exhibit 99.6

NICE inContact Named a Cloud Contact Center Leader by Gartner

NICE inContact positioned highest for Ability to Execute in the Leaders quadrant of the Gartner 2020
Magic Quadrant for Contact Center as a Service

SALT LAKE CITY, November 13, 2020 – NICE inContact, a NICE business (Nasdaq: NICE), today announced that Gartner has recognized the company as a Leader in the 2020 Gartner Magic Quadrant for Contact Center as a Service (CCaaS) report. The company was positioned the highest overall for its ability to execute.

This Gartner 2020 Magic Quadrant evaluates CCaaS providers that can serve customers around the globe. This is the first year the Magic Quadrant has evaluated vendors in one global report, assessing providers based on global execution and vision. This Magic Quadrant provides the following quadrant description for Leaders: “Leaders are best described as suppliers with strong support for the four pillars of great customer service, and with an ability to serve multinational organizations with local sales and support organizations. Leaders are more likely to serve customers through channel partners and have strong brand recognition, which has resulted in a large installed base or above-average market growth as a result of customer demand. Leaders also benefit from being able to support varying levels of deployment complexity, including integrations with partners through established marketplaces.”

NICE inContact serves companies of all sizes with its cloud customer experience platform, CXone, fueling exceptional experiences for both customers and agents by unifying Customer Analytics, Omnichannel Routing, Workforce Engagement Management, and Automation & Artificial Intelligence. CXone supports more than 500,000 agents in the cloud in more than 100 countries.

According to the Gartner report, “CCaaS solutions are largely systems of differentiation.” The report continues, “we know from market surveys that customers can achieve a better customer experience in the digital channel. Organizations that wish to capitalize on this will shift their customer service strategy to focus on providers that offer a digital-first customer service proposition. Emerging providers with a digital first proposition offer an alternative approach to upgrading from legacy customer-premises equipment.”

The report notes that “2020 has been a catalytic year for cloud services, with the COVID-19 pandemic triggering organizations to rethink their customer service strategies — initially to incorporate remote working, and subsequently digital agility and cost optimization initiatives. Most CCaaS providers have experienced strong demand for their services through 2020, as organizations uncover inherent inflexibility in premises-based contact center platforms or, simply, they have been unable to cope with sudden increases in contact volumes. Through the pandemic, CCaaS providers have demonstrated their agility and flexibility to rapidly deliver new services such that we expect CCaaS will dominate contact center decision making from this year forward.”

The report also states that “by 2024, contact center as a service (CCaaS) solutions that include functionality from all four pillars of customer service technology will represent 70% of all new CCaaS deployments, up from 20% in 2019.”

“To us, this recognition from Gartner is a tremendous accomplishment, and it reinforces that NICE inContact is committed to the four pillars of great customer service, leading the market with innovative solutions to help organizations around the world, both large and small, modernize and remain agile to keep pace with customers’ growing demands in today’s digital world,” said Paul Jarman, NICE inContact CEO. “The digital age has transformed the way customers interact with brands, leading to CCaaS solutions growing increasingly popular globally. We have proven success with customers across a broad range of company sizes and verticals around the globe because we not only have a vision for continued innovation but most importantly because we have a demonstrated track record of executing to deliver the capabilities, reliability, scale and services businesses need to achieve their goals.”

In 2020, managing a remote workforce became imperative for preserving customer relationships with continuous service. CXone provides remote workforce agility with an advanced workforce engagement suite as part of the unified, cloud native CXone platform, enabling contact centers to avoid disruptions and to continuously manage productivity and agent performance in any location.

Companies that want to provide extraordinary customer experiences and continuously innovate based on customer insights can also benefit from the advanced analytics in CXone with the tools to understand topics and trends and to drive measurable improvements across the omnichannel experience that their customers receive.

To read the full complimentary copy of the Gartner report, click here.

Gartner Magic Quadrant for Contact Center as a Service, 9 November 2020, Steve Blood, Drew Kraus, Pri Rathnayake.
Gartner does not endorse any vendor, product or service depicted in its research publications, and does not advise technology users to select only those vendors with the highest ratings or other designation. Gartner research publications consist of the opinions of Gartner’s research organization and should not be construed as statements of fact. Gartner disclaims all warranties, expressed or implied, with respect to this research, including any warranties of merchantability or fitness for a particular purpose.

About NICE inContact
NICE inContact works with organizations of all sizes to create extraordinary and trustworthy customer experiences that create deeper brand loyalty and relationships that last. With NICE inContact CXoneTM, the industry’s most complete cloud customer experience platform, we combine best-in-class Customer Analytics, Omnichannel Routing, Workforce Engagement, Automation and Artificial Intelligence, all on an Open Cloud Foundation to help any company transform every single customer interaction. See how our customer-centric expert services, innovative software, extensive ecosystem of valuable partnerships, and over a decade of global experience can help you transform every experience and customer relationship for lasting results. NICE inContact is recognized as a market leader by the leading industry analyst firms. www.niceincontact.com

NICE (Nasdaq: NICE) is the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com

Corporate Media Contact
Cheryl Andrus, +1 801 320 3646, cheryl.andrus@niceincontact.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Jarman, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners; cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.